Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2022 RESULTS
•Focus on execution and economic growth delivers solid operational improvements in Wireless, Cable, and Media
•Wireless service revenue and adjusted EBITDA growth of 7%
•Postpaid mobile phone net adds of 66,000, up 44,000 from last year; improved Q1 postpaid mobile phone churn by 12 basis points to 0.71%
•Mobile phone ARPU1 of $57.25 up 3%
•Strong Cable financial results driven by improved execution; revenue up 2% and adjusted EBITDA up 13%
•Media revenue growth of 10% reflects continued recovery of sports
•Increasing full-year 2022 total service revenue, adjusted EBITDA, and free cash flow guidance2 pre-Shaw transaction, driven by better execution and economic growth
•Total service revenue growth range now expected at 6% to 8%, compared to previous 4% to 6%
•Adjusted EBITDA growth range now expected at 8% to 10%, compared to previous 6% to 8%
•Free cash flow between $1.9 and $2.1 billion expected, compared to previous $1.8 to $2.0 billion
•Shaw transaction remains on track to close in Q2 2022; completed long-term financing in March

TORONTO (April 20, 2022) - Rogers Communications Inc. today announced its unaudited financial and operating results for the first quarter ended March 31, 2022.

Consolidated Financial Highlights

	Three months ended March 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2022	2021	% Chg

Total revenue	3,619	3,488	4
Total service revenue	3,196	3,021	6
Adjusted EBITDA [1]	1,539	1,391	11
Net income	392	361	9
Adjusted net income [1]	462	394	17

Diluted earnings per share	$0.77	$0.70	10
Adjusted diluted earnings per share [1]	$0.91	$0.77	18

Cash provided by operating activities	813	679	20
Free cash flow [1]	515	394	31

"Rogers delivered strong first quarter results across all our businesses, driven by better execution and the continued improvement in Canada's economy," said Tony Staffieri, President and CEO. "We are very confident about the opportunities ahead, driven by the exceptional quality of our assets and the dedicated efforts of the Rogers team. As a result, we are increasing Rogers' 2022 service revenue, adjusted EBITDA, and free cash flow guidance to reflect our improved outlook, ahead of further growth associated with the Shaw transaction."

"In March, the CRTC approved the transfer of the broadcast distribution undertaking licences held by Shaw to Rogers. This approval is an important milestone and brings us one step closer to completing our transformational transaction, which we expect to close in Q2. Teams from both Rogers and Shaw continue to work constructively with the Competition Bureau and ISED Canada to ensure they have the information they need to assess the significant benefits the combined company will bring to Canadians and the Canadian economy."
1    Mobile phone ARPU is a supplementary financial measure. Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q1 2022 Management's Discussion and Analysis (MD&A), available at www.sedar.com, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.
2    See "Financial Guidance".

Rogers Communications Inc.	1	First Quarter 2022

Operating Environment and Strategic Highlights

The Canadian economy is recovering and beginning to grow as immigration levels increase and COVID-19 restrictions have increasingly been relaxed or removed, including travel and capacity restrictions, masking mandates, and vaccine mandates. Travel volumes have increased in recent months, resulting in higher roaming revenue, and sporting events can now be filled to venue capacity, which will result in greater attendance and game day revenue as we welcome fans back to Rogers Centre.

While the general recovery is encouraging, COVID-19 remains a risk and we will continue to stay focused on keeping our employees safe and our customers connected. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Successfully complete the Shaw acquisition and integration
•Received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) for the transfer of Shaw Communications Inc.'s (Shaw) broadcasting services, achieving a significant regulatory milestone on the journey to closing the transformational transaction with Shaw (Transaction).
•Issued a combined $13.3 billion of Cdn$-equivalent senior notes at a weighted average cost of borrowing of 4.21% and a weighted average term to maturity of 13.9 years for net proceeds of $13.1 billion, successfully refinancing the committed credit facility we arranged to support the Transaction in March 2021.
•Issued US$750 million of subordinated notes due 2082 with an initial coupon of 5.25% for the first five years in February 2022.

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Awarded Best In Test in umlaut's first Canadian fixed broadband report in January, winning fastest upload and download speeds and scoring more than 60% higher than our nearest competitor in average download speeds amongst national Internet service providers.
•Recognized in January as Canada's most consistent national wireless and broadband provider, with the fastest Internet in Ontario, New Brunswick, and Newfoundland and Labrador, by Ookla, the global leader in fixed broadband and mobile network testing applications.
•Launched the first commercial 5G standalone network in Canada, bringing network slicing capabilities and lower latency, expanding Rogers 5G footprint, and supporting future enterprise and consumer applications.
•Successfully completed 8 gigabits per second symmetrical upload and download tests in both lab and customer trials on our fibre-powered network, the fastest published Internet speed in Canada among major Internet service providers.
•Announced six new cellular towers, and upgrades of two existing towers, bringing critical connectivity along Highway 4 in British Columbia and helping to bridge the digital divide.
•Announced we will invest almost $200 million to upgrade our network in New Brunswick with 100% pure fibre, delivering the latest Internet technology and an ultimate entertainment experience.
•Expanded Canada's largest and most reliable 5G network to 18 new communities as part of the partnership with the Eastern Ontario Regional Network, alongside the Government of Canada and the Province of Ontario.
•Announced Canada's first 5G Wireless Private Network in a mining operation at Detour Lake Mine.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Announced a five-year strategic alliance with Microsoft that will leverage Azure's public cloud capabilities to enhance customers' digital experiences, power hybrid work, and drive 5G innovation across the country.
•Announced a suite of Smart Cities and Smart Buildings Internet of Things solutions to deliver on the growing needs of businesses and municipalities for sustainable, secure, and operationally efficient infrastructure.
•Partnered with Corus Entertainment to bring STACKTV to Ignite TV™ and Ignite™ SmartStream™ customers, a first for a Canadian telecommunications provider.
•Expanded Rogers Pro On-the-Go™ to Kelowna and Montreal. Pro On-the-Go is now available to Rogers customers in communities in British Columbia, Alberta, Manitoba, Ontario, Quebec, and Nova Scotia.

Rogers Communications Inc.	2	First Quarter 2022

Improve execution and deliver strong financial performance across all lines of business
•Generated total service revenue of $3,196 million, up 6%, and adjusted EBITDA of $1,539 million, up 11%, and net income of $392 million, up 9%, reflecting improvements across our business.
•Attracted 66,000 net postpaid mobile phone subscribers, up from 22,000 last year, with churn of 0.71%.
•Generated free cash flow of $515 million, up 31%, and cash provided by operating activities of $813 million, up 20%.

Financial Guidance

We are adjusting our consolidated guidance ranges for full-year 2022 total service revenue, adjusted EBITDA, and free cash flow from the original ranges provided on January 27, 2022. The revised guidance ranges are presented below. The upward adjustments primarily reflect improved execution and the continued Canadian economic growth.

	2021	2022 Original			2022 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Total service revenue	12,533	Increase of 4%	to	increase of 6%	Increase of 6%	to	increase of 8%
Adjusted EBITDA	5,887	Increase of 6%	to	increase of 8%	Increase of 8%	to	increase of 10%
Capital expenditures [2]	2,788	2,800	to	3,000	2,800	to	3,000
Free cash flow	1,671	1,800	to	2,000	1,900	to	2,100
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2021 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

The above table outlines guidance ranges for selected full-year 2022 consolidated financial metrics without giving effect to the Transaction (see "Shaw Transaction"), the associated financing, or any other associated transactions or expenses. Guidance ranges will be reassessed once the Transaction has closed. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release, including the material assumptions underlying it, and in our 2021 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	3	First Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 4% and 6%, respectively, this quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% this quarter, mainly as a result of higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue decreased by 10%, as a result of fewer device upgrades by existing subscribers and fewer of our new subscribers purchasing devices.

Cable service revenue increased by 1% this quarter, primarily as a result of service pricing changes this quarter and the increases in our Internet and Video subscriber bases, partially offset by declines in our Home Phone and Smart Home Monitoring subscriber bases.

Media revenue increased by 10% this quarter, primarily as a result of higher sports-related revenue, partially offset by lower Today's Shopping Choice™ revenue.
Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 11% this quarter and our adjusted EBITDA margin increased by 260 basis points primarily due to increases in Wireless and Cable adjusted EBITDA.

Wireless adjusted EBITDA increased by 7%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA service margin of 63.0%.

Cable adjusted EBITDA increased by 13%, primarily as a result of cost efficiencies, including lower content and people related costs. This gave rise to an adjusted EBITDA margin of 53.2%.

Media adjusted EBITDA decreased by $7 million this quarter, primarily due to higher programming, production, and other operating costs as a result of increased activities as COVID-19 restrictions eased, and the timing of player salaries pertaining to Toronto Blue Jays™ player trades, partially offset by higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 9% and 17%, respectively, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $813 million, up 20%, as a result of higher adjusted EBITDA with the impact of lower income taxes paid largely offset by a higher investment in net operating assets. We also generated free cash flow of $515 million, up 31%, primarily as a result of higher adjusted EBITDA and lower cash income taxes.

This quarter, we issued $13.3 billion senior notes (US$7.05 billion and $4.25 billion) with a weighted average interest rate and term to maturity of 4.21% and 13.9 years, respectively. We also issued US$750 million subordinated notes due 2082 with a coupon of 5.25% for the first five years. See "Managing our Liquidity and Financial Resources" in our Q1 2022 MD&A for more information. Our debt leverage ratio3 was 3.3 as at March 31, 2022, down from 3.4 as at December 31, 2021.

As at March 31, 2022, we had $3.9 billion of available liquidity3 (December 31, 2021 - $4.2 billion), including $0.8 billion in cash and cash equivalents and a combined $3.1 billion available under our bank credit facilities. We also held $13.1 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Transaction (see "Managing our Liquidity and Financial Resources" in our Q1 2022 MD&A).

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 19, 2022.

3    Debt leverage ratio and available liquidity are capital management measures. See "Non-GAAP and Other Financial Measures" and "Financial Condition" in our Q1 2022 MD&A for more information about these measures, available at www.sedar.com.

Rogers Communications Inc.	4	First Quarter 2022

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals and satisfaction of other conditions prior to closing, the Transaction is expected to close in the second quarter of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the arrangement agreement.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which reduced the amount available under the committed credit facility to $13 billion. This quarter, we issued US$7.05 billion and $4.25 billion senior notes, which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted $13,131 million in funds, which are recognized as "restricted cash and cash equivalents" on our first quarter interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash. These notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" clause, which requires them to be redeemed at 101% of face value if the Transaction cannot be consummated by December 31, 2022. See "Managing our Liquidity and Financial Resources" in our Q1 2022 MD&A for more information on the committed facility and our restricted cash and cash equivalents balance.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under those senior notes.

On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Competition Bureau and Innovation, Science and Economic Development Canada (ISED Canada).

Rogers Communications Inc.	5	First Quarter 2022

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Chloe Luciani-Girouard
647.435.6470	647.241.3946
paul.carpino@rci.rogers.com	chloe.luciani@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2022 results teleconference with the investment community will be held on:
•April 20, 2022
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	First Quarter 2022

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2022, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our First Quarter 2022 Interim Condensed Consolidated Financial Statements (First Quarter 2022 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2021 Annual MD&A; our 2021 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with IFRS as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we have changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments. Commencing this quarter, we will begin presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We will also no longer report blended average billings per unit (ABPU). In Cable, we will begin presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2021 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at April 19, 2022 and was approved by RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2022, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Rogers Communications Inc.	7	First Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	8	First Quarter 2022

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2022	2021	% Chg

Revenue
Wireless	2,140	2,074	3
Cable	1,036	1,020	2
Media	482	440	10
Corporate items and intercompany eliminations	(39)	(46)	(15)
Revenue	3,619	3,488	4
Total service revenue [1]	3,196	3,021	6

Adjusted EBITDA
Wireless	1,085	1,013	7
Cable	551	487	13
Media	(66)	(59)	12
Corporate items and intercompany eliminations	(31)	(50)	(38)
Adjusted EBITDA	1,539	1,391	11
Adjusted EBITDA margin [2]	42.5%	39.9%	2.6	pts

Net income	392	361	9
Basic earnings per share	$0.78	$0.71	10
Diluted earnings per share	$0.77	$0.70	10

Adjusted net income	462	394	17
Adjusted basic earnings per share [2]	$0.91	$0.78	17
Adjusted diluted earnings per share	$0.91	$0.77	18

Capital expenditures	649	484	34
Cash provided by operating activities	813	679	20
Free cash flow	515	394	31
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q1 2022 MD&A for more information about each of these measures, available at www.sedar.com.

Rogers Communications Inc.	9	First Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2022	2021	% Chg

Revenue
Service revenue	1,723	1,609	7
Equipment revenue	417	465	(10)
Revenue	2,140	2,074	3

Operating expenses
Cost of equipment	426	466	(9)
Other operating expenses	629	595	6
Operating expenses	1,055	1,061	(1)

Adjusted EBITDA	1,085	1,013	7

Adjusted EBITDA service margin [1]	63.0%	63.0%	—	pts
Adjusted EBITDA margin [2]	50.7%	48.8%	1.9	pts
Capital expenditures	337	225	50
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg

Postpaid mobile phone
Gross additions	254	231	23
Net additions	66	22	44
Total postpaid mobile phone subscribers [2]	8,913	8,466	447
Churn (monthly)	0.71%	0.83%	(0.12	pts)
Prepaid mobile phone
Gross additions	151	106	45
Net losses	(16)	(56)	40
Total prepaid mobile phone subscribers [2]	1,150	1,204	(54)
Churn (monthly)	4.82%	4.36%	0.46	pts
Mobile phone ARPU (monthly)	$57.25	$55.42	$1.83
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 7% increase in service revenue this quarter was primarily a result of:
•higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
•a larger postpaid mobile phone subscriber base.

The 3% increase in mobile phone ARPU this quarter was a result of the increased roaming revenue.

The increase in postpaid gross additions and the higher postpaid net additions this quarter were a result of strong execution and an increase in market activity by Canadians with the continuing improvement of the economy.

Rogers Communications Inc.	10	First Quarter 2022

Equipment revenue
The 10% decrease in equipment revenue this quarter was a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

Operating expenses
Cost of equipment
The 9% decrease in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above.

Other operating expenses
The 6% increase in other operating expenses this quarter was primarily a result of higher costs associated with the increased roaming revenue.

Adjusted EBITDA
The 7% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2022

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2022	2021	% Chg

Revenue
Service revenue	1,030	1,018	1
Equipment revenue	6	2	200
Revenue	1,036	1,020	2

Operating expenses	485	533	(9)

Adjusted EBITDA	551	487	13

Adjusted EBITDA margin	53.2%	47.7%	5.5	pts
Capital expenditures	256	212	21

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2022	2021	Chg

Homes passed [2]	4,728	4,599	129
Customer relationships
Net additions	5	6	(1)
Total customer relationships [2,3]	2,589	2,536	53
ARPA (monthly) [4]	$132.87	$133.95	($1.08)

Penetration [2]	54.8%	55.1%	(0.3	pts)

Retail Internet
Net additions	13	16	(3)
Total retail Internet subscribers [2,3]	2,245	2,156	89
Video
Net additions (losses)	14	(12)	26
Total Video subscribers [2,3]	1,507	1,481	26
Smart Home Monitoring
Net losses	(4)	(3)	(1)
Total Smart Home Monitoring subscribers [2]	109	128	(19)
Home Phone
Net losses	(22)	(29)	7
Total Home Phone subscribers [2,3]	890	967	(77)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balance for March 31, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Service revenue
The 1% increase in service revenue was a result of:
•service pricing changes this quarter; and
•the increase in total customer relationships over the past year, due to growth in our Internet and Video subscriber bases; partially offset by
•declines in our Home Phone and Smart Home Monitoring subscriber bases.

The 1% decrease in ARPA was primarily a result of an increase in our customer relationships on lower monthly price plans.

Rogers Communications Inc.	12	First Quarter 2022

Operating expenses
The 9% decrease in operating expenses this quarter was primarily a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers, and lower people-related costs.

Adjusted EBITDA
The 13% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	13	First Quarter 2022

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2022	2021	% Chg

Revenue	482	440	10
Operating expenses	548	499	10

Adjusted EBITDA	(66)	(59)	12

Adjusted EBITDA margin	(13.7)%	(13.4)%	(0.3	pts)
Capital expenditures	22	18	22

Revenue
The 10% increase in revenue this quarter was a result of:
•higher sports-related revenues, including negotiation of certain content rates; partially offset by
•lower Today's Shopping Choice revenue.

Operating expenses
The 10% increase in operating expenses this quarter was a result of:
•higher programming costs;
•higher production costs and other general operating costs as a result of increased activities as COVID-19 restrictions eased; and
•the timing of player salaries pertaining to Toronto Blue Jays player trades.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	First Quarter 2022

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2022	2021	% Chg

Wireless	337	225	50
Cable	256	212	21
Media	22	18	22
Corporate	34	29	17

Capital expenditures [1]	649	484	34

Capital intensity [2]	17.9%	13.9%	4.0	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

One of our focus areas for the year is to deliver world-class connectivity to Canadian consumers and businesses. To do this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network, the largest and most reliable 5G network in Canada, across the country. We will also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses.

These investments will help us bridge the digital divide and expand our network to underserved areas through participation in various programs and projects. To connect these underserved areas, we are deploying unified access transport technology, which allows wireline and wireless networks to converge over a unified Internet protocol and optical transport network.

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue to deliver reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band, and preparing our network to deploy the newly acquired 3500 MHz spectrum licences later this year, as we have deployed our 5G network in more than 1,500 communities and we launched the first commercial 5G standalone network in Canada.

Cable
The increase in capital expenditures in Cable this quarter reflects continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased download speeds over time.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

Rogers Communications Inc.	15	First Quarter 2022

Regulatory Developments

See our 2021 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 3, 2022. The following are the significant regulatory developments since that date.

CRTC review of the Transaction
On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:
•the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
•annual reporting on our commitments to increase our support for local news, including by employing more journalists at our Citytv™ stations across the country and by producing an additional 48 news specials each year that reflect local communities;
•the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
•safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Competition Bureau and ISED Canada.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are non-GAAP or other financial measures (see "Non-GAAP and Other Financial Measures" in our Q1 2022 MD&A), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Commencing this quarter, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We will also begin reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Rogers Communications Inc.	16	First Quarter 2022

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2022 MD&A for an explanation as to the composition of this measure.

Rogers Communications Inc.	17	First Quarter 2022

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2022	2021

Net income	392	361
Add:
Income tax expense	153	128
Finance costs	258	218
Depreciation and amortization	646	638
EBITDA	1,449	1,345
Add (deduct):
Other (income) expense	(6)	1
Restructuring, acquisition and other	96	45

Adjusted EBITDA	1,539	1,391

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2022	2021

Net income	392	361
Add (deduct):
Restructuring, acquisition and other	96	45
Income tax impact of above items	(26)	(12)

Adjusted net income	462	394

Rogers Communications Inc.	18	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2022	2021

Revenue	3,619	3,488

Operating expenses:
Operating costs	2,080	2,097
Depreciation and amortization	646	638
Restructuring, acquisition and other	96	45
Finance costs	258	218
Other (income) expense	(6)	1

Income before income tax expense	545	489
Income tax expense	153	128

Net income for the period	392	361

Earnings per share:
Basic	$0.78	$0.71
Diluted	$0.77	$0.70

Rogers Communications Inc.	19	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2022	2021

Assets
Current assets:
Cash and cash equivalents	809	715
Restricted cash and cash equivalents	13,131	—
Accounts receivable	3,565	3,847
Inventories	540	535
Current portion of contract assets	112	115
Other current assets	606	497
Current portion of derivative instruments	222	120
Total current assets	18,985	5,829

Property, plant and equipment	14,790	14,666
Intangible assets	12,275	12,281
Investments	2,510	2,493
Derivative instruments	1,293	1,431
Financing receivables	771	854
Other long-term assets	401	385
Goodwill	4,025	4,024

Total assets	55,050	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,695	2,200
Accounts payable and accrued liabilities	2,782	3,416
Income tax payable	186	115
Other current liabilities	303	607
Contract liabilities	406	394
Current portion of long-term debt	1,225	1,551
Current portion of lease liabilities	346	336
Total current liabilities	7,943	8,619

Provisions	51	50
Long-term debt	30,195	17,137
Lease liabilities	1,642	1,621
Other long-term liabilities	676	565
Deferred tax liabilities	3,430	3,439
Total liabilities	43,937	31,431

Shareholders' equity	11,113	10,532

Total liabilities and shareholders' equity	55,050	41,963

Rogers Communications Inc.	20	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2022	2021
Operating activities:
Net income for the period	392	361
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	646	638
Program rights amortization	20	20
Finance costs	258	218
Income tax expense	153	128
Post-employment benefits contributions, net of expense	6	16
Other	13	26
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,488	1,407
Change in net operating assets and liabilities	(321)	(187)
Income taxes paid	(140)	(325)
Interest paid	(214)	(216)

Cash provided by operating activities	813	679

Investing activities:
Capital expenditures	(649)	(484)
Additions to program rights	(12)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets	(172)	(116)
Acquisitions and other strategic transactions, net of cash acquired	(9)	—
Other	12	(6)

Cash used in investing activities	(830)	(618)

Financing activities:
Net proceeds received from short-term borrowings	503	22
Net issuance (repayment) of long-term debt	13,311	(1,450)
Net payments on settlement of debt derivatives and forward contracts	(74)	(2)
Transaction costs incurred	(169)	—
Principal payments of lease liabilities	(77)	(62)
Dividends paid	(252)	(252)

Cash provided by (used in) financing activities	13,242	(1,744)

Change in cash and cash equivalents and restricted cash and cash equivalents	13,225	(1,683)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,940	801

Cash and cash equivalents	809	801
Restricted cash and cash equivalents	13,131	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,940	801

Rogers Communications Inc.	21	First Quarter 2022

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2022 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 27, 2022.

Key underlying assumptions
Our 2022 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2022:
•a steady improvement in the general COVID-19 environment throughout 2022, including:
•the continued reopening of the economy, including increasing immigration and the return of foreign students;
•no further significant restrictions, such as border closures, travel restrictions, capacity restrictions, sports venue closures, or stay-at-home orders; and
•no material negative impact resulting from global supply chain interruptions;
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2021;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2022 compared to 2021;
•overall wireless market penetration in Canada grows in 2022 at a similar rate as in 2021;
•continued subscriber growth in Internet;
•declining Video subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•with respect to the increase in capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network, including building on Canada's first standalone 5G core network and using our 3500 MHz spectrum licences to introduce new 5G innovation and services and (ii) upgrading our hybrid fibre-

Rogers Communications Inc.	22	First Quarter 2022

coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our connected home roadmap in 2022 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2022 US dollar-denominated expenditures is hedged at an average exchange rate of $1.29/US$;
•key interest rates remain relatively stable throughout 2022; and
•we retain our investment-grade credit ratings.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and Uncertainties - Shaw Transaction" in our Q1 2022 MD&A; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Rogers Communications Inc.	23	First Quarter 2022

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the section of this earnings release entitled "Regulatory Developments" and fully review the sections in our 2021 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	First Quarter 2022